

November 20, 2013

Meera Nagarajan
Managing Director and Chief Executive Officer
KM Wedding Events Management, Inc.
11501 Dublin Boulevard
Suite 200
Dublin, California 94568

> **Re: KM Wedding Events Management, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2013**
> **File No. 333-192399**

Dear Ms. Nagarajan:

Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, it does not include financial statements for the interim period ending September 30, 2013. In addition you have not included two years of audited financial statements, as required by regulation S-X Article 8, including your predecessor entity operations. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director